1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Matthew J. Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3333 Fax

January 10, 2025

Via Edgar

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington DC 20549

Attn: Ms. Anu Dubay and Mr. Anthony Burak

Re:	HPS Corporate Lending Fund
Registration Statement on Form N-14
File No. 333-283686

Dear Ms. Dubay:

On behalf of HPS Corporate Lending Fund (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in phone calls on December 30, 2024 between Anu Dubay of the Staff and Matthew Carter of Dechert LLP, counsel to the Company, and Anthony Burak of the Staff and Matthew Carter relating to the Company’s registration statement on Form N-14 that was filed with the SEC on December 9, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in Amendment No. 1 to the Registration Statement filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).

Legal Comments

1.	Comment: Please confirm to us that the exchange offer will be open for at least 20 full business days. See Q&A #8 in Exchange Act Release 16623, March 5, 1980.

Response: The Company confirms that the exchange offer will be open for at least 20 full business days and has revised the disclosure throughout the Amended Registration Statement to clarify that the exchange offer will close on 12:01 a.m., New York City time, on the date following the 20th business day from the opening of the exchange offer.

January 10, 2025 Page 2

2.	Comment: Please confirm to us that the exchange offer will be open at least through midnight on the 20th business day. See 14d-1(g)(3).

Response: As noted in the prior response, the Company confirms that the exchange offer will be open at least through midnight on the 20th business day from the date of the prospectus.

3.

Comment: On page 1 and page 13 in the italicized paragraph under “Prospectus Summary” and “Risk Factors,” respectively, please specify which Quarterly Reports on Form 10-Q and Current Reports on Form 8-K update the risk factors and include hyperlinks to those filings, because forward incorporation by reference is not permitted in a Registration Statement on Form N-14. See General Instruction G to Form N-14.

Response: The Company has revised the disclosure on pages 1 and 13 of the Amended Registration Statement to specify the Exchange Act filings from which the “Risk Factors” are being incorporated by reference, including a link to those filings.

4.

Comment: The disclosure regarding the exchange offer on page 7 of the prospectus notes that the Company is registering the Exchange Notes in reliance on interpretations by the staff of the SEC set forth in no-action letters, including Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Please provide a supplemental letter stating that the Company is making the exchange offer in reliance on these no-action letters and confirm the conditions and representations required to be made thereunder.

Response: As requested, the Company will provide a supplemental letter to the Staff stating that the Company is making the exchange offer in reliance on such no-action letters and confirming the conditions and representations required to be made thereunder.

5.

Comment: On page 11 under the heading “Change of Control,” disclose whether or not the BlackRock/HPS transaction could be a Change of Control Repurchase Event. Also disclose whether or not the HPS/BlackRock Transaction could be a Change of Control under the indenture and the consequences of that.

Response: As requested, the Company has revised the disclosure in the Amended Registration Statement to clarify that the HPS/BlackRock Transaction as currently contemplated will not result in a “Change of Control” or “Change of Control Repurchase Event” under the Indenture. The Company respectfully submits that the HPS/BlackRock Transaction involves the acquisition of 100% of the business and assets of HPS, the parent company of the Company’s Adviser and does

January 10, 2025 Page 3

not involve the sale, lease, transfer, conveyance or disposition of assets of the Company, nor does it involve the acquisition of voting stock of the Company by any party or a dissolution or liquidation of the Company. As a result, the HPS/BlackRock Transaction does not meet the definition of a “Change of Control” under the Base Indenture as supplemented by the First Supplemental Indenture with respect to the 6.750% Notes and as supplemented by the Second Supplemental Indenture with respect to the 6.250% Notes.

6.

Comment: We note on page 17 that the risk factor discloses that the HPS/BlackRock Transaction will involve BlackRock acquiring 100% of the business and assets of HPS. In the sentence earlier in the prospectus where the Company defines the “HPS/BlackRock Transaction,” please revise the disclosure to disclose that the agreement is for BlackRock to acquire 100% of the business and assets of HPS (currently that sentences does not say 100%).

Response: As requested, the Company has revised the definition of the HPS/BlakcRock Transaction on page 3 of the Amended Registration Statement to be consistent with the disclosure page 17.

7.

Comment: Consistent with comment #3 above, in the penultimate sentence of the last paragraph on page 20, please specify and add hyperlinks for each Quarterly Report on Form 10-Q or delete this language since forward incorporation is not permitted.

Response: As requested, the Company has updated the prospectus in the Amended Registration Statement to remove reference to Quarterly Reports on Form 10-Q.

8.

Comment: We note the disclosure on page 34 under the sub-heading “Merger, Consolidation or Sale of Assets.” As the HPS/BlackRock Transaction may fall under this prohibition pursuant to the indenture, please confirm to us that the HPS/BlackRock Transaction can still occur because it fits into an exception described in the Registration Statement.

Response: The Company respectfully submits that, as referenced in the response to comment #5, above, the HPS/BlackRock Transaction does not involve a merger, consolidation, sale, lease, transfer, conveyance or disposition of assets of the Company and, therefore, does not fall under the prohibition in the Indenture referenced on page 34 of the Registration Statement.

9.	Comment: Page 42. Delete the word “Certain” from the heading. See Staff Legal Bulletin 19 at (iii)(C)(1).

Response: As requested, the Company has revised the heading on page 42 of the Amended Registration Statement.

January 10, 2025 Page 4

10.

Comment: With respect to the disclosure incorporated into the prospectus under the heading “Management,” please confirm to us that disclosure under “Biographical Information” on page 185 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”) discloses (1) other directorships held by each director and (2) number of funds in fund complex for which that director is a director. See Item 18.1 of N-2.

Response: As requested, the Company has updated the disclosure in the “Management” section of the Amended Registration Statement to include the tabular disclosure referenced in the Staff’s comment.

11.

Comment: With respect to the disclosure incorporated into the prospectus under the heading “Management,” for Board committees identified on pages 187-88 of the 2023 Form 10-K confirm to us that the Company will disclose the number of meetings held in the last fiscal year or point us to that disclosure in the 2023 Form 10-K and identify that section of the 2023 Form 10-K under this heading as well to show that it is part of the disclosure in the N-14. See Item 18.5(b)(1) of Form N-2.

Response: As requested, the Company has updated the disclosure under “Management” to disclose the number of meetings held by the Board and its committees during 2023.

12.

Comment: On page 81, under the sub-heading “Investment Personnel,” please disclose information regarding conflicts of interest and compensation of the portfolio manager identified in the prospectus. See Items 21.1.d and 21.2 of Form N-2 and Item 12(b) of Form N-14.

Response: As requested, the Company has revised the disclosure in the Amended Registration Statement to include the compensation of the portfolio manager in accordance with Item 21.2 of Form N-2 and confirms that the information required by Item 21.1.d is incorporated by reference from the 2023 Form 10-K under the Item 13. Certain Relationships and Related Transactions, and Director Independence.

13.

Comment: On page 100 of the Registration Statement, please add a hyperlink to the Distribution Reinvestment Plan referenced in the disclosure or revise the sentence to add “as an exhibit” after “incorporated by reference.” See Rule 411(d).

January 10, 2025 Page 5

Response: As requested, the Company has revised the disclosure in the Amended Registration Statement to include the additional language incorporating the Dividend Reinvestment Plan by reference.

14.	Comment: With respect to the disclosure on page 106, please delete the penultimate paragraph on that page as forward incorporation by reference is not permitted in Form N-14.

Response: As requested, the Company has revised the disclosure in the Amended Registration Statement.

15.	Comment: In Part C, for Item 15, please add the language required by Rule 484(b).

Response: As requested, the Company has revised the disclosure in the Amended Registration Statement.

16.

Comment: We note that in Part C, exhibits (11) and (12) will be filed by amendment. Confirm to us that these opinions will be filed by pre-effective amendment and will be consistent with Staff Legal Bulletin 19.

Response: As requested, the Company confirms that exhibits (11) and (12) will be filed by pre-effective amendment and will be consistent with Staff Legal Bulletin 19.

17.

Comment: We note the reference on the signature page to the power of attorney filed on September 10, 2021. Please file as an exhibit a new Power of Attorney for this Registration Statement on Form N-148C that specifically references the filing. See Rule 483(b).

Response: As requested, the Company has filed a new Power of Attorney with the Amended Registration Statement.

Accounting Comment

18.

Comment: With regard to any unamortized debt issuance costs associated with the Restricted Notes, how will the Company account for those costs? Please include details regarding any applicable guidance under GAAP in the response. Please provide the response in correspondence as the Staff is not seeking additional disclosure on this point.

Response: Since there is no change in economic terms and resulting cash flows, this exchange is not deemed an extinguishment under ASC 470-50-40-10. Consistent with the treatment of discounts and premiums, debt issuance costs are amortized through interest expense over the life of the note (ASC 835). As there are no changes to the contractual maturity

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of the note as a result of the exchange, the unamortized debt issuance costs from the restricted notes are not accelerated and continue to be amortized on a straight line basis over the life of the Notes.

* * * * * *

January 10, 2025 Page 7

Should you have any questions regarding this letter, please contact me at (202) 261-3395 or by email at matthew.carter@dechert.com or Thomas Friedmann at (617) 641-7120 or by email at thomas.friedmann@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	Michael Patterson, HPS Corporate Lending Fund

Grishma Parekh, HPS Corporate Lending Fund

Robert Busch, HPS Corporate Lending Fund

Thomas J. Friedmann, Dechert LLP

Nadeea Zakharia, Dechert LLP